UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2024

SANDY SPRING BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	000-19065	52-1532952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17801 Georgia Avenue, Olney, Maryland 20832

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (301) 774-6400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $1.00 per share	SASR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Transaction

Agreement and Plan of Merger

Overview

On October 21, 2024 (the “Signing Date”) Sandy Spring Bancorp, Inc., a Maryland corporation (the “Company” or “SASR”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlantic Union Bankshares Corporation, a Virginia corporation (“AUB”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into AUB (the “Merger”), with AUB continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, the Company will cause the Company’s wholly owned banking subsidiary, Sandy Spring Bank, a Federal Reserve member bank chartered under the laws of the State of Maryland, to merge with and into AUB’s wholly owned banking subsidiary, Atlantic Union Bank, a Federal Reserve member bank chartered under the laws of the Commonwealth of Virginia (the “Bank Merger”), with Atlantic Union Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and AUB.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company restricted stock and certain shares held by AUB or the Company, will be converted into the right to receive 0.900 shares (the “Exchange Ratio,” and such shares, the “Merger Consideration”) of common stock, par value $1.33 per share, of AUB (“AUB Common Stock”) and cash in lieu of fractional shares.

Treatment of Company Equity Awards

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each outstanding equity award with respect to Company Common Stock will be treated as follows:

Restricted Stock Units: Each time-vesting restricted stock unit award of the Company (each, a “Company RSU Award”) that is vested as of immediately prior to the Effective Time or held by a former service provider or a non-employee director, whether or not vested immediately prior to the Effective Time, will fully vest and be cancelled and converted automatically into the right to receive the Merger Consideration. Each other Company RSU Award that is outstanding immediately prior to the Effective Time will be assumed by AUB and will be converted into a restricted stock unit award that settles in a number of shares of AUB Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by the Exchange Ratio (each, an “Assumed RSU Award”), rounded down to the nearest whole share. Each Assumed RSU Award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

Performance-Based Restricted Stock Units: Each performance-vesting restricted stock unit award of the Company (each, a “Company PSU Award”) that is held by a former service provider will fully vest (based on target performance or, solely to the extent expressly set forth in the applicable award agreement with respect thereto, based on the greater of target performance and actual performance as of the Effective Time, as determined by the Compensation Committee of the Board of Directors of the Company in good faith consultation with AUB (such applicable performance level the “Applicable Performance Level”)) and be cancelled and converted automatically into the right to receive the Merger Consideration, or in the case of each applicable accrued dividend equivalent unit with respect to such terminating Company PSU Award, in an equivalent cash amount to the fair market value of the Company Common Stock at the Effective Time. Each other Company PSU Award will be assumed by AUB and converted into a time-vesting restricted stock unit award with respect to the number of shares of AUB Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Company PSU Award immediately prior to the Effective Time (based on target performance or, if expressly required by the terms governing the Company PSU Award the Applicable Performance Level) by the Exchange Ratio (each, an “Assumed PSU Award”). In addition, each accrued dividend equivalent unit with respect to a Company PSU Award (each, a “Company Dividend Equivalent Unit”) will be assumed by AUB and will be converted into a dividend equivalent unit award (each, an “Assumed Dividend Equivalent Unit”) that settles in an amount of cash equal to the fair market value (determined by reference to the closing price of a share of AUB Common Stock on the trading day immediately preceding the settlement date) at the time of settlement of the number of shares of AUB Common Stock equal to the number of shares of Company Common Stock underlying the Company Dividend Equivalent Unit immediately prior to the Effective Time (based on target performance), multiplied by the Exchange Ratio, rounded down to the nearest whole share. Each Assumed PSU Award and Assumed Dividend Equivalent Unit will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Company PSU Award and Company Dividend Equivalent Unit (other than performance-based vesting conditions) immediately prior to the Effective Time.

Restricted Stock: At the Effective Time, each share of Company restricted stock that is outstanding immediately prior to the Effective Time will fully vest and be converted automatically into the right to receive the Merger Consideration in respect of such share of Company restricted stock.

Stock Option: Each option to purchase Company Common Stock (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, will be cancelled and converted automatically into the right to receive a number of shares of AUB Common Stock (if any) equal to the Exchange Ratio multiplied by the number of shares of Company Common Stock underlying the Company Option, less a number of shares of Company Common Stock having a fair market value (determined by reference to the closing price of a share of Company Common Stock on the trading day immediately preceding the closing date of the Merger) equal to the aggregate exercise price applicable to such Company Option. Each Company Option for which the applicable per share exercise price exceeds the closing price of a share of Company Common Stock on the trading day immediately preceding the closing date of the Merger will be cancelled as of the Effective Time for no consideration.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both AUB and the Company, and each party has agreed to customary covenants, including, among others, relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) its obligation to call a meeting of its shareholders or stockholders, as applicable, to approve the Merger Agreement and the issuance of the shares of AUB Common Stock constituting the Merger Consideration pursuant to the Merger Agreement (the “Share Issuance”) in the case of AUB, or to approve the Merger Agreement, in the case of the Company, and (3) its non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of AUB and the Company has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger). Notwithstanding such general obligation to obtain such consents of governmental authorities, neither AUB nor the Company is required to take any action that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative only to the size of the Company and its subsidiaries, taken as a whole, without AUB and its subsidiaries) (a “Materially Burdensome Regulatory Condition”).

Governance

Pursuant to the Merger Agreement, effective as of the Effective Time, the Board of Directors of the Surviving Corporation will be comprised of seventeen (17) directors, of which (i) fourteen (14) will be members of the Board of Directors of AUB as of immediately prior to the Effective Time (the directors referred to in clause (i), the “AUB Directors”) and (ii) an additional three (3) will be members of the Board of Directors of the Company as of immediately prior to the Effective Time, one of whom will be Daniel J. Schrider, the Chair, President and Chief Executive Officer of the Company (the directors referred to in this clause (ii), the “Company Directors”), with the parties to cooperate in good faith between the Signing Date and the Effective Time to agree on the selection of the other Company Directors and the respective committee appointments of the Company Directors; provided that the Company Directors must meet any applicable requirements or standards that may be imposed by a regulatory agency for service on the Board of Directors of AUB.

Closing Conditions

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement and Share Issuance by AUB’s shareholders and approval of the Merger Agreement by the Company’s stockholders, (2) authorization for listing on the New York Stock Exchange of the shares of AUB Common Stock to be issued to the Company’s stockholders in the Merger, subject to official notice of issuance, (3) effectiveness of the Registration Statement on Form S-4 for AUB Common Stock to be issued to the Company’s stockholders in the Merger, (4) the receipt of specified governmental consents and approvals, including from the Board of Governors of the Federal Reserve System, and termination or expiration of all applicable waiting periods in respect thereof, in each case without the imposition of a Materially Burdensome Regulatory Condition, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both AUB and the Company and further provides that a termination fee of $56.0 million will be payable by either the Company or AUB, as applicable, following termination of the Merger Agreement under certain circumstances.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding AUB or the Company, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding AUB, the Company, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a joint proxy statement of AUB and the Company and also constitute a prospectus of AUB, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of AUB and the Company make with the Securities and Exchange Commission (the “SEC”).

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, each of the directors of the Company (the “Support Agreement Holders”) has entered into a support agreement (the “Company Support Agreement”) pursuant to which, among other things, each Support Agreement Holder has agreed, subject to the terms of the Company Support Agreement, to (i) vote the shares of Company Common Stock over which he or she has the sole power to vote or direct the voting thereof, which represent approximately 0.8% of the outstanding shares of Company Common Stock in the aggregate (collectively, the “Subject Company Shares”), in favor of the approval and adoption of the Merger Agreement and (ii) not transfer the Subject Company Shares, with certain limited exceptions. The Company Support Agreement will terminate upon the earlier of the termination of the Merger Agreement or the Effective Time.

Each of the directors of AUB also entered into a similar support agreement with the Company (the “AUB Support Agreement”), pursuant to which, among other things, each director of AUB has agreed to (i) vote the shares of AUB Common Stock over which he or she has the sole power to vote or direct the voting thereof (the “Subject AUB Shares”) in favor of the approval and adoption of the Merger Agreement and in favor of the Share Issuance and (ii) not transfer the Subject AUB Shares, with certain limited exceptions.

The foregoing descriptions of the AUB Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the AUB Support Agreement, which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On October 21, 2024, AUB and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

In connection with the announcement of the Merger Agreement, AUB and the Company intend to provide supplemental information regarding the proposed transaction in presentations to analysts and investors. The slides that will be available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated by reference herein.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is being furnished and is not deemed to be “filed” with the SEC for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing. The Company does not incorporate by reference to this Current Report on Form 8-K information presented at any website referenced in this report or in any of the Exhibits attached hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of October 21, 2024, between Atlantic Union Bankshares Corporation and Sandy Spring Bancorp, Inc.*
10.1	Support Agreement, dated as of October 21, 2024, by and between Sandy Spring Bancorp, Inc. and each of the shareholders of Atlantic Union Bankshares Corporation listed on the signature pages therein
99.1	Joint press release announcing the execution of the Merger Agreement, dated October 21, 2024
99.2	Investor Presentation Materials, dated October 21, 2024
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

*	Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Form 8-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“AUB”) and SASR, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of AUB or SASR or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by AUB’s shareholders or SASR’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against AUB or SASR;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which AUB and SASR operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of AUB’s or SASR’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of AUB or SASR; changes in AUB’s or SASR’s share price before closing;

•	risks relating to the potential dilutive effect of shares of AUB’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of AUB or SASR, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause AUB’s, SASR’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm AUB’s, SASR’s or the combined company’s results.

Although each of AUB and SASR believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of AUB or SASR will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in AUB’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by AUB with the Securities Exchange Commission (“SEC”), and in SASR’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by SASR with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on AUB, SASR or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. AUB and SASR urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by AUB and SASR. Forward-looking statements speak only as of the date they are made and AUB and/or SASR undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, AUB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of AUB capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of AUB and SASR and a prospectus of AUB (the “Joint Proxy Statement/Prospectus”), and each of AUB and SASR may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of AUB and the stockholders of SASR to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF AUB AND STOCKHOLDERS OF SASR ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUB, SASR AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between AUB and SASR. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about AUB and SASR, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from AUB by accessing AUB’s website at https://investors.atlanticunionbank.com or from SASR by accessing SASR’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to AUB Investor Relations, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to SASR by directing a request to SASR Investor Relations, SASR, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on AUB’s or SASR’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

AUB, SASR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of AUB and stockholders of SASR in connection with the proposed transaction. Information about the interests of the directors and executive officers of AUB and SASR and other persons who may be deemed to be participants in the solicitation of shareholders of AUB and stockholders of SASR in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of AUB and their ownership of AUB common stock is also set forth in the definitive proxy statement for AUB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of AUB, their ownership of AUB common stock, and AUB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in AUB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in AUB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of AUB’s common stock by the directors and executive officers of AUB’s have changed from the amounts of AUB’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SASR and their ownership of SASR common stock can also be found in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by SASR with the SEC. Information about the directors and executive officers of SASR, their ownership of SASR common stock, and SASR’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in SASR’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of SASR common stock by the directors and executive officers of SASR have changed from the amounts of SASR common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANDY SPRING BANCORP, INC.
(Registrant)

Date: October 21, 2024	By:	/s/ Aaron M. Kaslow
Aaron M. Kaslow
Executive Vice President, Chief Administrative Officer and General Counsel